UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On December 31, 2025, Globavend Holdings Limited, a Cayman Island exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 590,648 shares (the “Shares”) of ordinary shares of the Company, par value $0.20 per share (the “Ordinary Shares”), at a purchase price of $1.60 per share; and (ii) pre-funded warrants to purchase up to 298,711 Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $1.60 which is equivalent to the purchase price for Shares, less the remaining exercise price of $0.0001 per share payable upon an exercise of the Pre-Funded Warrants. The aggregate exercise price of the Pre-Funded Warrants shall be the initial purchase price of the Pre-Funded Warrants already paid upon purchase of the Pre-Funded Warrants plus the remaining exercise price of $0.0001 per share payable upon an exercise of the Pre-Funded Warrants.

The Registered Direct Offering closed on January 2, 2026 (the “Closing Date”). The Company received approximately $1.4 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. The Company has agreed that it will not, (i) from the date of the Purchase Agreement until thirty (30) days after the Closing Date, enter into an agreement to issue or announce the issuance or proposed issuance of its Ordinary Shares or equivalent securities or file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement (as defined below), registration statement on Form S-8 in connection with any employee benefit plan and resale registration statement and (ii) from the date of the Purchase Agreement until the one-year anniversary after the Closing Date, effect or enter into an agreement to effect any issuance of its Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement).

In addition, the Company agreed that for a period of twenty-four (24) months from the closing date of the Purchase Agreements, upon the occurrence of any issuance, offer, or grant of any option or right to purchase any equity security or equity-linked or related security (the “Subsequent Placement”), the Purchaser shall have the right to participate in up to an amount of the Subsequent Placement equal to thirty percent (30%) of the Subsequent Placement on the same terms, conditions and price provided for in the Subsequent Placement, subject to certain exceptions.

The Shares, the Pre-Funded Warrants and the Ordinary Shares underlying the Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-290675) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 4, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 31, 2025 (the “Prospectus Supplement”).

On December 31, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Registered Direct Offering in an amount not to exceed $25,000.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2 and 4.1, respectively, hereto and incorporated by reference herein. Copies of the press release related to the Registered Direct Offering entitled “Globavend Holdings Limited Announces Pricing of $1.4 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and are incorporated by reference herein.

A copy of the opinion of Conyers Dill & Pearman relating to the legality of the issuance and sale of the Shares, the Pre-Funded Warrants and the Ordinary Shares underlying the Pre-Funded Warrants, respectively, is filed as Exhibit 5.1 hereto.

This Report is incorporated by reference into the registration statements on Form F-3 (File No. 333-290675) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Registered Direct Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended September 30, 2024, filed with the Commission on February 12, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrants
5.1	Opinion of Conyers Dill & Pearman
10.1	Placement Agency Agreement, dated as of December 31, 2025, by and between Globavend Holdings Limited and Univest Securities LLC
10.2	Form of Securities Purchase Agreement
99.1	Press Release, dated as of December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: January 2, 2026

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